UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Foot Locker 401(k) Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2019 and 2018	3

Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2019	12

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
for the year ended December 31, 2019	13

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Foot Locker 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Foot Locker 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 and supplemental Schedule H, Line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1996.

Short Hills, New Jersey

June 22, 2020

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$305,427,510	$266,082,389
Cash (non-interest bearing)	-	34
	305,427,510	266,082,423

Notes receivable from participants	7,088,644	7,160,573
Receivables:
Participant contributions	485,710	486,382
Employer contributions	3,336,873	3,089,328
Total assets	316,338,737	276,818,706

Liabilities:
Excess contributions payable to participants	704,224	352,806
Accrued and other expenses	71,956	-
Net assets available for benefits	$315,562,557	$276,465,900

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) of investments	$34,568,109	$(15,040,980)
Dividends	6,791,256	7,868,203
Total investment income (loss)	41,359,365	(7,172,777)

Interest on notes receivable from participants	323,001	220,900
Contributions:
Participants	26,105,681	25,606,785
Employer	3,336,873	3,090,060
Total contributions	29,442,554	28,696,845

Total additions	71,124,920	21,744,968

Deductions from net assets attributed to:
Benefits paid to participants	31,243,239	32,129,500
Administrative fees	785,024	716,683
Total deductions	32,028,263	32,846,183

Net increase (decrease) in net assets	39,096,657	(11,101,215)

Net assets available for benefits:
Beginning of year	276,465,900	287,567,115
End of year	$315,562,557	$276,465,900

See accompanying notes to financial statement

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of the Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico and are covered under another affiliate defined contribution plan. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan became effective as of January 1, 1996.

Wells Fargo Bank, N.A. is the custodian, record keeper, and trustee of the Plan.

(b) Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 8%. The maximum allowable salary reduction contribution by a participant is 40% for pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Internal Revenue Code (“IRC”), as amended, the maximum amount that a participant may contribute under the Plan is $19,000 and $18,500 for 2019 and 2018, respectively. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. Eligible associates may contribute to the plan following 28 days of employment. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25% of the employees’ pre-tax contributions on up to the first 4% of the employees’ compensation (subject to certain limitations). The Company’s matching contributions will be made in cash and invested in accordance with the participants’ investment elections. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2019 or 2018. Participants who have attained the age of 50 may make catch-up contributions of up to $6,000 in 2019 and 2018 as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c) Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested for each annual matching contribution after five years of vesting service, as defined in the Plan document.

(e) Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct their contributions to the following funds in 1% increments:

Northern Trust S&P 500 Index Fund - The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Northern Trust Collective All Country World Ex-US IMI Fund - The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-U.S. Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

State Street Target Retirement Funds (age based) – Each State Street Fund invests the assets of each Target Retirement Fund into underlying funds according to a proprietary asset allocation strategy. The investment objective is to seek capital growth and income over the long term.

Wells Fargo Stable Return Fund - The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Goldman Sachs Small Cap Value Fund - The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Baron Small Cap Fund - The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Mainstay Large Cap Growth Fund - The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Metropolitan West Total Return Bond Fund - The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities, and restricted securities.

Foot Locker Stock Fund – Participants may invest in Foot Locker Shares. Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f) Notes Receivable from Participants

Participants may borrow from their accounts, once each year, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment fund and the participant loans fund. Loan terms range up to 5 years, or up to 15 years from the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $7,088,644 and $7,160,573 were outstanding at December 31, 2019 and 2018, respectively, bearing interest rates ranging from 3.25% to 8.25% at December 31, 2019 and 2018.

(g) Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability, or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant’s vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Unclaimed benefits are reported in the Plan’s financial statements within net appreciation (depreciation) of investments.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

(h) Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company, and therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) of investments on the statements of changes in net assets available for benefits.

Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of participants invested in the respective investment funds which generated such amounts. Revenue sharing fees received by the Plan are reported in the Plan’s financial statements within net appreciation (depreciation) of investments.

(i) Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $78,520 and $131,740 in 2019 and 2018, respectively. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $216,668 and $136,556, respectively.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end and are considered readily determinable. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation (depreciation) of investments in the statements of changes in net assets available for benefits. Dividend income and capital gains earned from the mutual funds and common stock are recorded as dividends in the statements of changes in net assets available for benefits. See Note 6 for a discussion of fair value measurements.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Wells Fargo Stable Return Fund.  This investment is reported at fair value, which approximates contract value. The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2019 and 2018.

(d) Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2019 excess contributions to the applicable participants prior to March 15, 2020.

(g) Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. The manner of adoption varies, with certain provision applied retrospectively, while others are applied prospectively. Adoption of this ASU is not expected to have a significant effect on the Plan’s financial statements.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

4. Tax Status

The Internal Revenue Service (“IRS”), the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. The Company had previously received a favorable determination letter from the IRS on January 31, 2018. The Company believes the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has undertaken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5. Risks and Uncertainties

The Plan offers a number of investment options, including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. At December 31, 2019 and 2018, approximately 10% and  16%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market’s evaluation of such performance.

The Plan’s investments include commingled funds and mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

6. Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted inputs other than quoted prices included in Level 1, including quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2019 and 2018. There were no transfers between levels during 2019 and 2018. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$-	$205,494,331	$-	$205,494,331
Mutual funds	69,614,516	-	-	69,614,516
Common stock:
Foot Locker Stock Fund	30,318,663	-	-	30,318,663
	$99,933,179	$205,494,331	$-	$305,427,510

Fair value Measurements at December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$-	$164,973,263	$-	$164,973,263
Mutual funds	57,203,485	-	-	57,203,485
Common stock:
Foot Locker Stock Fund	43,905,641	-	-	43,905,641
	$101,109,126	$164,973,263	$-	$266,082,389

7. Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares or units of various commingled funds which were managed by Wells Fargo Bank N.A. Also, the Plan invests in common stock of the Company and issues loans to participants.

8. Subsequent Events

Effective January 1, 2020, the Company  changed certain provisions of the Plan. The Company now matches 100 percent of employees’ pre-tax contributions up to the first 1% and 50% on the next 5% of the employees’ compensation (subject to certain limitations) and matching contributions are vested over two years.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. In March 2020, the World Health Organization designated COVID-19 a pandemic. COVID-19 is having a significant effect on overall economic conditions in nearly all regions around the world. The COVID-19 pandemic has caused volatility in financial markets and may continue to affect the market price of Foot Locker’s common stock and other Plan assets. Due to the uncertainty of the duration and the continued effects of this pandemic, the near- and long-term financial effects cannot be reasonably estimated at this time.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted into law. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants including:

●	Distributions up to the lesser of vested account balance or $100,000
●	Increased loan limits up to the lesser of 100% the vested account balance or $100,000
●	Loan repayment extension allowing payments to be deferred up to one year
●	Waivers of Required Minimum Distributions that would otherwise have been payable during 2020

The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted certain relief provisions included in the CARES Act.

Other than disclosed above, the Plan noted no subsequent events requiring recognition or disclosure in its evaluation through June 22, 2020, the date on which these Plan financial statements were issued.

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2019

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost **	(e) Current value
	Commingled Funds:
Northern Trust	Northern Trust S&P 500 Index Fund- DC - Non Lending	81,071	units	-	$29,922,410
Northern Trust	Northern Trust Collective All Country World ex-US Investable Market Index Fund - DC - Non Lending	94,279	units	-	14,271,016
* State Street	SSGA TargetRetirement Income NL Series W	108,024	units	-	1,323,408
* State Street	SSGA TargetRetirement 2015 NL Series W	48,256	units	-	605,419
* State Street	SSGA TargetRetirement 2020 NL Series W	351,063	units	-	4,642,812
* State Street	SSGA TargetRetirement 2025 NL Series W	767,928	units	-	10,668,827
* State Street	SSGA TargetRetirement 2030 NL Series W	714,252	units	-	10,195,943
* State Street	SSGA TargetRetirement 2035 NL Series W	902,226	units	-	13,155,351
* State Street	SSGA TargetRetirement 2040 NL Series W	1,186,292	units	-	17,593,904
* State Street	SSGA TargetRetirement 2045 NL Series W	1,771,406	units	-	26,624,235
* State Street	SSGA TargetRetirement 2050 NL Series W	1,771,237	units	-	26,637,639
* State Street	SSGA TargetRetirement 2055 NL Series W	1,545,904	units	-	23,251,945
* State Street	SSGA TargetRetirement 2060 NL Series W	769,702	units	-	11,576,320
* Wells Fargo	Wells Fargo Stable Return Fund N	264,988	units	-	15,025,102
	Mutual Funds:				-
Goldman Sachs	Goldman Sachs Small Cap Value Fund	159,044	units	-	8,702,896
Dodge & Cox	Dodge & Cox Stock Fund	95,626	units	-	18,528,528
Baron Small	Baron Small Cap Fund	260,393	units	-	8,022,721
Mainstay	Mainstay Large Cap Growth Fund	2,431,141	units	-	24,676,080
Metropolitan West	Metropolitan West Total Return Bond Fund	866,028	units	-	9,684,291
	Stock Fund:				-
* Foot Locker, Inc.	Foot Locker Stock Fund	777,601	shares	-	30,318,663
	Loans:
* Plan Participants	Notes receivable from participants	3,166 loans were outstanding at December 31, 2019, bearing interest at rates from 3.25%-8.25%, maturing through 2034		-	7,088,644
					$312,516,154

*Party-in-interest as defined by ERISA.

**Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2019

		Total that constitute nonexempt prohibited transactions
Participant contributions transferred late to Plan		Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$333	$		$333	$	$

See accompanying independent auditor’s report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 22, 2020

EXHIBIT INDEX

Exhibit No.Description

23Consent of Independent Registered Public Accounting Firm